Exhibit 1


                                              Contact:   Susie Ter-Jung
                                                         Bunge Limited
                                                         1-914-684-3398
                                                         susieter-jung@bunge.com


             Bunge Limited Declares Regular Quarterly Cash Dividend


WHITE PLAINS, NY - December 17, 2003 - Bunge Limited (NYSE: BG) announced that its Board of Directors declared a regular quarterly cash dividend of $0.11 per share. The dividend is payable on Friday, February 27, 2004, to shareholders of record on Friday, February 13, 2004.



About Bunge

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities and primary operations in North America, South America and Europe. Founded in 1818 and headquartered in White Plains, New York, Bunge has 24,000 employees and locations in 29 countries. Bunge is the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.